UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 12, 2022

Zymeworks Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-38068	98-1398788
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 800, 114 East 4th Avenue, Vancouver, British Columbia, Canada	V5T 1G4
(Address of principal executive offices)	(Zip Code)

(604) 678-1388

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value per share	ZYME	New York Stock Exchange
Preferred Stock Purchase Rights	N/A	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 1.01	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

As previously disclosed, on June 9, 2022, the Board of Directors (the “Board”) of Zymeworks Inc., a corporation continued under the Business Corporations Act (British Columbia) (the “Company”), authorized and declared a dividend distribution of one right (each, a “Right”) for each outstanding common share, no par value (the “Common Shares”), of the Company to shareholders of record as of the close of business on June 21, 2022 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Share, no par value (the “Preferred Shares”), of the Company at an exercise price of $74.00 (the “Exercise Price”), subject to adjustment. The complete terms of the Rights are set forth in a Preferred Shares Rights Agreement (the “Rights Agreement”), dated as of June 9, 2022, between the Company and Computershare Trust Company, N.A., as rights agent (“Agent”), which Rights Agreement and the related resolutions of the Board were filed by the Company as exhibits 4.1 and 3.1, respectively, to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 10, 2022.

On October 12, 2022, in connection with the anticipated Closing (as defined below), the Company and Agent amended the Rights Agreement to revise the Final Expiration Date from June 8, 2023 to October 13, 2022 (the “Amendment”). Pursuant to the Amendment, the Rights will expire at the Close of Business (as defined in the Rights Agreement) on October 13, 2022, subject to any additional amendment to the Rights Agreement in the event the Closing is delayed. In connection with the Redomicile Transaction (as defined below), Parent (as defined below) is expected to adopt a stockholder rights plan with respect to Parent’s common stock, par value $0.00001 per share, that is substantively similar in all material respects to the Rights Agreement. The foregoing summary of the Rights and Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the related resolutions of the Board.

ITEM 1.02	TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT.

The information provided under Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 1.02 by reference.

ITEM 3.01	NOTICE OF DELISTING OR FAILURE TO SATISFY A CONTINUED LISTING RULE OR STANDARD; TRANSFER OF LISTING.

In connection with the Closing (as defined below), on October 12, 2022, the Company notified the New York Stock Exchange (the “NYSE”) that the Redomicile Transaction is expected to close on October 13, 2022 and requested that the NYSE (i) suspend trading of the Company’s common shares on the NYSE following the close of trading on October 12, 2022, (ii) withdraw the Company’s common shares from listing on the NYSE and (iii) file with the SEC a notification on Form 25 to remove from listing on the NYSE and registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, both the Company’s common shares and the Rights related to the Rights Agreement.

The Company anticipates that Parent’s common stock will begin trading on the NYSE at the start of trading on October 13, 2022, and will trade under the symbol “ZYME”, which is the same symbol under which the Company’s common shares have previously traded. The CUSIP number for Parent’s common stock is 98985Y 108.

ITEM 3.03	MATERIAL MODIFICATION TO RIGHTS OF SECURITY HOLDERS.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 3.03 by reference.

ITEM 8.01	OTHER EVENTS.

As previously reported, the Company entered into a Restated and Amended Transaction Agreement (the “Agreement”) by and among Zymeworks Delaware Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Zymeworks (the “Parent”), Zymeworks CallCo ULC, an unlimited liability company existing under the laws of the Province of British Columbia and a direct, wholly-owned subsidiary of Parent (“Callco”), and Zymeworks ExchangeCo Ltd., a company existing under the laws of the Province of British Columbia and a direct, wholly-owned subsidiary of Callco (“ExchangeCo”). The Agreement includes a plan of arrangement (the “Plan of Arrangement”), which will effect the proposed redomicile transactions (the “Redomicile Transaction”) pursuant to an arrangement under the British Columbia Business Corporations Act (the “Arrangement”).

The Redomicile Transaction was approved at a special meeting of the Company’s securityholders held on October 7, 2022. On October 12, 2022, the Supreme Court of British Columbia granted a final order approving the Arrangement. The Company anticipates that the closing (the “Closing”) of the Redomicile Transaction will be completed on or about October 13, 2022. At the Closing, the stockholders of Parent will be the same persons who were Company shareholders immediately prior to the Closing (other than holders of exchangeable shares issued by ExchangeCo prior to exchanging them for shares of Parent’s common stock) and Parent will become the direct or indirect owner of all of the assets and liabilities of the Company.

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed Redomicile Transactions, Zymeworks has caused its subsidiary Zymeworks Delaware Inc., a Delaware corporation (“New Zymeworks”), to file a registration statement on Form S-4 (the “Registration Statement”), which includes New Zymeworks’ prospectus as well as Zymeworks’ Proxy Statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and the appropriate Canadian securities regulatory authorities. Zymeworks has mailed the Proxy Statement/Prospectus to its shareholders and holders of its warrants and outstanding equity awards in connection with the proposed Redomicile Transactions. INVESTORS AND SECURITYHOLDERS OF ZYMEWORKS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZYMEWORKS, NEW ZYMEWORKS, THE REDOMICILE TRANSACTIONS, AND RELATED MATTERS. Investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Zymeworks or New Zymeworks through the website maintained by the SEC at www.sec.gov (“EDGAR”). Investors and securityholders are also able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Zymeworks, through the website maintained by the Canadian Securities Administrators at www.sedar.com (“SEDAR”). In addition, investors and securityholders are able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Zymeworks’ website at www.zymeworks.com or by contacting Zymeworks’ corporate secretary.

Participants in the Solicitation

Zymeworks and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed Redomicile Transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Zymeworks in connection with the proposed Redomicile Transactions, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Zymeworks’ directors and executive officers is also included in Zymeworks’ Amendment No. 1 to the Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on May 2, 2022. This document is available free of charge as described above.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” or information within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this communication include, but are not limited to, statements that relate to completion of the Redomicile Transactions, New Zymeworks’ anticipated adoption of a stockholder rights plan and other information that is not historical information. When used herein, words such as “intention”, “subject to”, believes”, “expects”, “propose”, “will”, “future”, “may”, “anticipates”, “pending”, “plans”, “potential”, and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation: the impact of the COVID-19 pandemic on Zymeworks’ business, research and clinical development plans and timelines and results of operations, including impact on its clinical trial sites, collaborators, and contractors who act for or on Zymeworks’ behalf, may be more severe and more prolonged than currently anticipated; the anticipated date of Closing; the anticipated trading of shares of common stock of New Zymeworks following the completion of the Redomicile Transactions; and assumptions in corporate guidance. Risks and uncertainties include, but are not limited to: the anticipated benefits of the Redomicile Transactions may not be achieved; the anticipated tax consequences and impact of the Redomicile Transactions to Zymeworks securityholders, Zymeworks and New Zymeworks may not materialize; risks relating to New Zymeworks following the Redomicile Transactions, including triggering provisions in certain agreements that require consent or may result in termination; publicity resulting from the Redomicile Transactions and impacts to the company’s business and share price; risks that the description of the transactions in external communications may not properly reflect the underlying legal and tax principles of the Redomicile Transactions; the benefits of being a U.S. corporation on efforts to commercialize zanidatamab may not be realized; changes in or interpretation of laws or regulations may prevent the realization of anticipated benefits from the Redomicile Transactions; risks associated with existing or potential lawsuits and regulatory actions; the impact of disputes arising with partners; and other risks and uncertainties as described in Zymeworks’ Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q and as described from time to time in Zymeworks’ other periodic filings as filed on SEDAR and EDGAR.

Although Zymeworks believes that such forward-looking statements are reasonable, there can be no assurance they will prove to be correct. Investors should not place undue reliance on forward-looking statements. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as may be required by law, Zymeworks undertakes no obligation to update, republish, or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZYMEWORKS INC.
(Registrant)

Date: October 12, 2022	By:	/s/ Neil A. Klompas
	Name: Title:	Neil A. Klompas President and Chief Operating Officer

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